SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

AMENDMENT NO. 1

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33713

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beacon Federal Retirement Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beacon Federal Bancorp, Inc.
6611 Manlius Center Road
East Syracuse, New York 13057

EXPLANATORY NOTE

This Amendment Number 1 to the Form 11-K of the Beacon Federal Retirement Savings Plan is being filed to include the consent of Dannible & McKee, LLP that was omitted from the prior filing.  The consent is attached as Exhibit 23.2 to this filing.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Beacon Federal Retirement Savings Plan

Date: June 27, 2012	By:	/s/ Kathy Harvey
Kathy Harvey
Vice President & Trust Officer
Hand Benefits & Trust Company, Trustee